Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Fourth Quarter and Full Year 2017 Results

Phase 1 Trial for COM701 Expected to Start in 2018

Bayer in Late Stage Preclinical Development of CGEN-15001T Program

HOLON, ISRAEL, February 21, 2017 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today reported financial results for the fourth quarter and full year ended December 31, 2017.

“2017 was a significant year for Compugen, in which we made important progress in advancing our therapeutic pipeline and strengthening core competencies in target discovery and validation, and therapeutic antibody development. Today there are four preclinical stage programs in our pipeline, originating from our discovery capabilities, as well as a portfolio of earlier stage programs focused on myeloid targets, a newly-rising and promising field in cancer immunotherapy. We also broadened our R&D infrastructure with a research collaboration agreement with The Mount Sinai Hospital, in addition to the collaboration we already have with John Hopkins University School of Medicine,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen.

“We are finalizing our clinical protocol and IND application for COM701, our first-in-class therapeutic antibody candidate targeting PVRIG, and are on track to file the IND with the FDA, as planned, towards the end of the first quarter of 2018. Our Phase 1 clinical trial is expected to start later in 2018.”

“Bayer is also continuing to advance the CGEN-15001T program, a novel immune checkpoint inhibitor targeting ILDR2, through late preclinical development for cancer immunotherapy, and plans to present, for the first time, data supportive of the potential of ILDR2 to serve as a promising target for cancer immunotherapy at an upcoming scientific meeting. This further demonstrates the value and success of Compugen’s computational discovery capabilities and its high-quality outputs.”

“With two product-candidates against Compugen-discovered novel targets in late stage preclinical development, we are well positioned to continue executing our plan of developing first-in-class therapeutics targeted at novel pathways with the potential of generating new treatment solutions for patients unresponsive and refractory to existing immunotherapies,” concluded Dr. Cohen-Dayag.

Paul Sekhri, Chairman of the Board of Directors of Compugen, added, “This is an exciting time for Compugen as we become a clinical stage company. Compugen’s uniqueness lies in its unparalleled computational discovery capabilities, coupled with expert immuno-oncology and antibody development groups and led by a strong management team, allowing for the generation of first-in-class drug opportunities and commercially valuable assets. With the recent advancements in our pipeline, I believe Compugen holds significant clinical and commercial value which will drive our future growth.”

Recent highlights:
•
Announced publication of two peer-reviewed papers in The Journal of Immunology on the discovery and validation of the ILDR2 protein as a novel immune checkpoint and its use as an Fc fusion protein for the treatment of autoimmune diseases.

•
Presented new preclinical data on COM701 demonstrating distinctive features of the PVRIG pathway and the potential of COM701for treating multiple solid tumors. The data presented also support the Company’s biomarker strategy and clinical development program for COM701, as a monotherapy and in combination treatment with COM902, Compugen’s therapeutic antibody candidate targeting TIGIT, and with PD-1 blockers.

Financial Results
R&D expenses for the fourth quarter and year ended December 31, 2017 were $7.2 million and $28.6 million, respectively, compared with $6.3 million and $24.5 million for the comparable periods in 2016. The increase continues to reflect the expanded preclinical development activities involving our pipeline program candidates, mainly related to COM701 as well as COM902.

Net loss for the fourth quarter of 2017 was $9.3 million, or $0.18 per diluted share, compared with a net loss of $8.5 million, or $0.17 per diluted share, in the comparable periods of 2016. Net loss for the year ended December 31, 2017 was $37.1 million, or $0.72 per diluted share, compared with a net loss of $31.5 million, or $0.62 per diluted share, for the year ended December 31, 2016.

As of December 31, 2017, cash, cash related accounts, short-term and long-term bank deposits totaled $30.4 million, compared with $61.5 million at December 31, 2016. The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and full year 2017 results today, February 21, 2018, at 10:00 a.m. ET. To access the live conference call by telephone, please dial 1-888-668-9141 from the U.S., or +972-3-918-0610 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

(Tables to follow)

About Compugen
Compugen is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with R&D facilities in both Israel and South San Francisco, CA. Compugen’s shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure or delay to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	-	53	-	712
Cost of revenues	-	35	-	223
Gross profit	-	18	-	489

Operating expenses
Research and development expenses	7,170	6,308	28,583	24,549
Marketing and business development expenses	291	433	1,189	1,174
General and administrative expenses	1,925	2,014	7,633	7,349
Total operating expenses	9,386	8,755	37,405	33,072

Operating loss	(9,386)	(8,737)	(37,405)	(32,583)
Financial and other income, net	76	245	339	1,097
Loss before taxes on income	(9,310)	(8,492)	(37,066)	(31,486)
Taxes on income	-	-	-	20
Net loss	(9,310)	(8,492)	(37,066)	(31,506)

Basic and diluted net loss per ordinary share	(0.18)	(0.17)	(0.72)	(0.62)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	51,290,725	51,044,938	51,179,694	50,855,908

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	30,438	61,527
Other accounts receivable and prepaid expenses	741	1,153
Total current assets	31,179	62,680

Non-current assets
Long-term prepaid expenses	110	92
Severance pay fund	2,810	2,402
Property and equipment, net	4,647	5,965
Total non-current assets	7,567	8,459

Total assets	38,746	71,139

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	6,194	4,740
Total current liabilities	6,194	4,740

Non-current liabilities
Accrued severance pay	3,255	2,880
Total non-current liabilities	3,255	2,880

Total shareholders' equity	29,297	63,519
Total liabilities and shareholders' equity	38,746	71,139